File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

06012443

4 April 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 1 2006
WASH. D.C.
185

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose copies of two Stock Exchange Announcements released on 4 April 2006.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

PROCESSED
APR 1 1 2006
THOMSON
FINANCIAL

7

SEVERN TRENT
PRE-CLOSE PERIOD TRADING UPDATE
4 April 2006

Severn Trent Plc is issuing the following trading update prior to announcing its full year results on 6 June 2006.

The Board considers that the Group has delivered an overall encouraging operating performance in the year, consistent with its expectations and prior guidance.

Profit Before Interest and Tax (PBIT) for Severn Trent Water for the year is expected to be some 30% – 35% higher than the prior year. This is principally due to a 15.2% increase in prices, including inflation, applied from 1 April 2005. Severn Trent Water's cost reduction plans have been progressing well, in line with management's expectations.

The anticipated Severn Trent Water PBIT for 2005/06 is stated after taking a provision for £10.6m relating to the expected cost of the agreement made with Ofwat arising from the regulator's interim report dated 7 March 2006 to credit each customer account during 2006/07. See also Severn Trent Plc's announcement dated 7 March 2006, available at www.severntrent.com.

Infrastructure renewals expenditure at Severn Trent Water is expected to be in the region of £80m - £85m for the year. Net capital expenditure, excluding spending on infrastructure maintenance, is expected to be around £315m for the year.

In recognition of the fact that Severn Trent Water turnover increased ahead of forecast, the company has held the future price increases in 2006/07 customer bills to some 0.65% below the around 7.2% increase, including inflation, allowed by Ofwat. This is expected to reduce Severn Trent Water turnover and operating profit, by around £7m in 2006/07 (and in each subsequent year of the AMP 4 period), compared to the full allowed price increases.

Biffa UK has achieved a good performance in the year in a flat market. The first half 2005/06 PBIT improvement of 8% is expected to progress further with full year PBIT for Biffa UK growing over the prior year by some 10% to 15%. This year Biffa UK has benefited from a 53 week trading year, favourably impacting full year PBIT growth by around 2%. The collection division, the landfill division and the special waste division are all expected to contribute to the improved profitability year on year. Biffa Belgium is expected to record a small operating loss in the second half. This second half performance, together with a full year operating provision for environmental taxes of £4.5m (H1 £3.1m), is expected to lead to a full year PBIT loss for Biffa Belgium of around £4m to £5m. Biffa's overall PBIT for the year is as a result expected to be some 2% to 5% ahead of last year, £82.2m.

/

Laboratories' are still experiencing difficult conditions in the United States, where poor underlying US market demand and price erosion have been the major challenges. Management has continued to concentrate in the US business on cost reduction and operational improvement, including the implementation of the new Laboratories Information Management System. The UK business has continued to perform satisfactorily. Laboratories' total PBIT for the year is expected to be some 25% - 30% lower than last year within which the UK Laboratories' PBIT is expected to be stable year on year.

Water Purification and Operating Services' total PBIT for the second half of the year, which under IFRS excludes the contribution from its Belgian associate Aquafin, is expected to be consistent with the £5.5m achieved in the first half of the year. For the full year, Water Purification and Operating Services' PBIT is expected to grow over 20%.

The PBIT loss for the full year for Other businesses, which include Systems, Property, Engineering consultancy and Insurance, is expected to be £9m to £10m. The loss includes the net cost of actions undertaken to rationalise and/or dispose of the Systems and Engineering consultancy businesses.

Corporate overheads in the second half are expected to include some £8m of additional costs, principally relating to the Group's review of its businesses, which is the subject of a separate announcement issued today.

Net debt at the year end (excluding approximately £125m of IAS39 fair value adjustments) is expected to be around £3.0 billion. This increase, in comparison to 31 March 2005, principally reflects the accelerated payment of Group dividends during the year of £66m, resulting in three dividend payments falling in 2005/06 and also the rising level of capital expenditure in Severn Trent Water following the start of the AMP 4 period.

The full-year results will be prepared under IFRS. Severn Trent Plc's announcement on 19 September 2005 outlined the impact of IFRS on Severn Trent Plc's full year profit and loss account and balance sheet and provided important context and information relevant to this trading statement.

ENQUIRIES TUESDAY 4 APRIL 2006:

Mike McKeon Group Finance Director	Severn Trent	0207 233 3914
Julian Wais Head of Investor Relations	Severn Trent	0207 233 3914
Peter Gavan Director of Corporate Affairs	Severn Trent	07901 517 447
Andrew Grant	Tulchan Group	0207 353 4200

/

AFTER 4 APRIL 2006:

Mike McKeon	0121 722 4267
Julian Wais	07899 066 242
Peter Gavan	0121 722 4310
Tulchan	020 7353 4200

Footnotes:

1 The full year results will be prepared under IFRS. Severn Trent's announcement on 19 September 2005 outlined the impact of IFRS on Severn Trent's full year profit and loss account and balance sheet and provided important context and information relevant to the trading statement.

The financial statements presented have been prepared in accordance with IFRS, as endorsed by the EU or where there is a reasonable expectation of endorsement by the EU before the group prepares its first annual accounts in accordance with IFRS for the year ending 31 March 2006, and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) or its predecessor body. The group's IFRS accounting policies are set out on pages 12 to 22 of its statement of 19 September 2005.

2 PBIT is profit before interest and tax and excluding exceptional items. In this context exceptional items means material restructuring, termination and disposal items.

3 This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies and markets in which the Group operates; changes in the regulatory and competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

This document is not an offer to sell, exchange or transfer any securities of Severn Trent Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended) (the 'Securities Act').

The Board of Severn Trent has announced separately today that it intends to demerge its UK waste business, Biffa UK. The decision to demerge Biffa UK remains subject to shareholder and certain other approvals and to further detailed due diligence. The Board expects the demerger to be completed by the end of the year. The Board is currently considering a number of strategic options in relation to the group's Belgian waste business.

The Biffa UK shares to be distributed in connection with the demerger have not been and will not be registered under the Securities Act. The Biffa shares have not been approved or disapproved by the US Securities and Exchange Commission (the "SEC") or any US state securities commission, nor has the SEC or any US state securities commission passed upon the accuracy or adequacy of this announcement. Any representation to the contrary is a criminal offence in the US.

Demerger Announcement - 4 April 2006

Stock Exchange Announcement

THIS ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS AND INVESTORS SHOULD NOT PURCHASE ANY SHARES REFERRED TO IN THIS ANNOUNCEMENT EXCEPT ON THE BASIS OF INFORMATION IN THE PROSPECTUS RELATING TO BIFFA PLC WHICH IS PROPOSED TO BE PUBLISHED BY BIFFA PLC IN DUE COURSE IN CONNECTION WITH THE PROPOSED DEMERGER OF BIFFA PLC FROM THE SEVERN TRENT GROUP.

Severn Trent Plc – Biffa Demerger

The Board of Severn Trent Plc announces today that it intends to demerge its UK integrated waste management business, Biffa.

The Board believes that the creation of two separately listed companies, Severn Trent Plc and Biffa Plc, each with dedicated Boards and experienced management teams focused on continued strategic and operational development with access to their own capital will deliver greater benefits to shareholders, customers and employees.

Following the demerger Severn Trent is expected to remain the UK's second largest listed water company and a constituent of the FTSE 100, continuing to focus on delivering investment programmes, improving efficiencies and customer service levels.

Biffa is one of the UK's leading integrated waste management companies. It was acquired by Severn Trent in 1991 and since then it has grown both organically and through the acquisitions of UK Waste and Hales. Following the demerger it is expected to be a constituent of the FTSE 250.

The decision to demerge Biffa remains subject to shareholder and other approvals and to further detailed due diligence. The Board expects the demerger to be completed by the end of 2006. The Board is also currently considering options for Biffa Belgium, including possible disposal.

Colin Matthews, Chief Executive of Severn Trent Plc, said:

"When I took over as Group Chief Executive in February 2005, I said that the new management team would concentrate for 12 to 18 months on improving all our businesses, particularly water and waste.

"Our review demonstrated that the growth and regulation drivers of the two businesses are very different and that few operational synergies would be lost through separate ownership.

"The Board has therefore concluded that shareholders, customers and employees would be best served by the creation of two independently quoted businesses.

"Severn Trent and Biffa are both leading companies in their separate industries and will continue to benefit from scale and development opportunities. Shareholders will have greater choice and the opportunity to invest in two businesses with different investment characteristics.

"Following the conclusion of our review, I shall provide more details of the demerger and our overall Group strategy at our Results Presentation on Tuesday 6 June."

For further information contact:

Peter Gavan
Director of Corporate Affairs
Severn Trent Plc
0121 722 4310
07901 517447

Andrew Grant / David Trenchard
Tulchan Communications Group Ltd
020 7353 4200